April 14, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
Washington, D.C. 20549

Re:	International Automated Systems, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
Filed February 21, 2006
Form 8-K filed February 21, 2006
File No. 033-16531-D

Attn.	Mark Kronforst

Dear Mr. Skinner:

The above referenced Company has requested that we respond to your letter dated February 23, 2006. We appreciate and understand that your purpose of the review process is to assist the above Company in complying with the applicable disclosure requirements. We have reviewed the issues raised in your letter and respond accordingly.

Form 8-K Filed February 23, 2006

Comment No. 1.

Please revise your filing to provide a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to Item 4.02 of Form 8-K.

Response to Comment No. 1.

1. On or about November 30, 2005, after the review undertaken by the auditors of the Company’s quarterly financial statements, the auditors informed the CFO that a question had arisen regarding the appropriate period of recording the expense for shares (equity) issued to employees of the Company. The CFO then discussed the problem raised with other members of the Board of Directors. The auditors expressed their view that the equity should have been recorded in the period ending June 30, 2005, even though Company’s transfer agent did not issue the equity in question until mid-August 2005. Being advised of the auditors’ concerns the directors initially believed that the proper period for recognition was the period ended September 30, 2005, as recorded. In February 2006 the Board met with the auditors and reviewed their concerns. The Company ultimately agreed with the auditors and opted to file the amendments to the prior 10-KSB and the quarterly report for the period ended September 30, 2005.

Currently we have not revised our filing because we wanted to respond to the staff’s questions and obtain any additional comments that the staff may have prior to filing the amendment to the Form 8-K.

Comment No. 2.

We note that you concluded that your financial statement should not be relied upon on November 30, 2005 and you filed your Form 8-K on February 21, 2006. Please explain to us why you believe the timing of your filing complies with the requirements of Item 4.02 of Form 8-K.

Response to Comment No. 2.

2. The Company is aware of the filing requirements of Form 8-K. The Company taking the conservative approach and acting on the urgings of the Company’s auditors restated the financial statements. Management believes that there was a reasonable and valid basis to record the equity and related expense in the quarter ended September 30, 2005. Also, the effect of the adjustment in the June 30 period increased a substantial net loss, it did not change the operational results from net income to a net loss, and although the adjustment was material in relation to the year ended June 30, it was not an adjustment that would be misleading to readers of the Company’s financial statements. In retrospect the Company should have used the date that it made the decision to restate as the date on the Form 8-K instead of the November 30 date.

Comment No. 3.

Please explain to us how and when this error was identified. In addition, describe to us your year-end closing process and the procedures performed by your auditors related to equity and explain how these outstanding shares were not identified at June 30, 2005.

Response to Comment No. 3.

3. The potential error was identified and brought to the attention of the CFO during the course of the first quarter (September 30) review. At that time the shares had been issued during mid-August by the Company’s transfer agent. Following the notification by the outside auditors, the Board of Directors and management discussed the issue with the CFO. Following this discussion the Company determined that they had appropriately handled the disclosure of the shares by matching the period reported with the date of issuance of the underlying shares as well as the period the services were rendered in exchange for the shares. During the second quarter review (December 31, 2005) the auditors again raised the issue (of the proper period for reporting the shares) with increased insistence. Following additional discussions among management and the Board of Directors, it was determined that the recommendation of the outside auditors should be followed and the Company proceeded to prepare and file the Form 8-K and amended Forms 10-KSB and 10-QSB.

The year end closing procedures include:
a.	Gathering of detail transactions which are then compiled by an outside Certified Public Accountant separate from our auditors;
b.	Reconciliation of control balance sheet accounts for comparison with the compiled year end numbers;
c.	Review of the compiled financial statement by management;
d.	Presentation of the financial statements with supporting documents to the outside independent auditing firm.

To our understanding the procedures performed by the auditors relating to the equity are:
a.	Roll-forward detail schedule of equity, starting with the ending confirmed balance from June 30, 2004;
b.	Preparation of audit confirmation letter addressed to the Company’s transfer agent;
c.	Review of board of director minutes;
d.	Review of authorization for stock issuance included in the compiled financial statements;
e.	Preparation of management representation letters, including representations relating to the equity; and
f.	Discussion of any proposed audit adjustments.

The “outstanding” shares were not identified at June 30, 2005, because of the following reasons:
a.
As of the date of the audit and when the audit was performed and the transfer agent confirmation letter was prepared, the Company had not instructed the transfer agent to issue the shares and the shares were not included in the confirmation of outstanding shares prepared by the transfer agent;

b.	The shares being issued related to and were in exchange for consulting services being provided to the Company prospectively;
c.
As of the date of the audit, it was management’s opinion that the equity section of the balance sheet had been correctly recorded and the number of outstanding shares reported in the June 30 financial statement was correct; and

d.
When the initial questions by the outside auditors arose (November 30, 2005) regarding a possible adjustment of the period of recognition, management continued to believe that the existing financial statement contained the correct information and did not required adjustment or an amendment.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005.

Comment No. 4

Please explain to us how, considering the nature of the error described in your Form 8-K filed on February 21, 2006, you concluded that your disclosure controls and procedures were effective as disclosed in your periodic reports that were amended to restate your financial statements. In addition, we note that your Form 10-KSB/A disclosures do not appear to comply with the requirements of Items 307 and 308(c) of Regulation S-B.

Response to Comment No. 4.

4. We believe that our existing disclosure controls and procedures are effective. The transaction involved in the amendment of our Form 10-KSB and Form 10-QSB for the first quarter was a timing issue as to the appropriate and proper period to report the transaction involving the shares. The problem was unusual in that management believed that the shares should be reported when they were issued by the transfer agent coincident with the consulting services being received by the issuer.

We have reviewed the disclosure in Item 8A of our Form 10-KSB/A and believe that under the circumstances no additional disclosures are required under Items 307 and 308(c) of Regulation SB.

Please advise us of any comments or questions you may have about our responses. We hope to resolve any problems to the mutual satisfaction of those involved. Please address and questions or comments to the undersigned.

Very truly yours,

Wallace T. Boyack